[JONES DAY LETTERHEAD]

November 4, 2008

BY EDGAR AND FACSIMILE

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, DC 20549

Re:	Wavecom S.A.
Form 20-F for the year ended December 31, 2007
File N° 0-300078

Dear Mr. Spirgel:

We refer to the above-referenced filing of Wavecom S.A. (the “Company” or, with its subsidiaries, the “Group”) and to the Staff’s comment letter dated October 27, 2008. The Company has requested us to respond to the Staff’s comment letter relating to the Company’s annual report on Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”).

The Company has responded to the Staff’s comment by providing supplemental information as requested.

The Company’s response to the Staff’s comment is set forth below (the numbered paragraph below corresponds to the numbered paragraph of the Staff’s comment letter which has been retyped in bold herein for your ease of reference).

Consolidated statements of cash flows, page F-6

1.	Please refer to line item, “Acquisition of marketable securities, net.” Tell us why it is appropriate to present the marketable securities as a cash flow from operating activities instead of investing activities. We note your disclosures of these securities on page F-8 and F-10. Refer to your basis in the accounting literature.

As noted in Note 1 to the consolidated financial statements, at December 31, 2007, Wavecom held marketable securities composed of money market funds (primarily monetary “Société d’Investissement à Capital Variable” or “SICAV” and “Fonds Communs de Placement” or “FCP”). These marketable securities are highly liquid and are subject to frequent buying and selling during all fiscal years. These securities were bought and held primarily to be sold in the near term. In practice, Wavecom sells and buys all of these securities at least on a quarterly basis to realize any gain or loss on them.

Accordingly and in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities” paragraph 12(a), these securities were classified as trading securities. As trading securities, these securities were measured at fair value with changes in fair value recognized through the respective statements of income.

In accordance with paragraph 8 of SFAS 102 “Statement of Cash Flows – Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Sale”, cash receipts and cash payments resulting from purchases and sales of securities classified as trading securities, as discussed in SFAS 115, shall be classified as operating cash flows.

Consequently, cash receipts and cash payments resulting from purchases and sales of above trading securities were reflected in the cash flows from operating activities, under the caption “Acquisition of marketable securities, net”.

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In connection with responding to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration in this matter. If you wish to discuss any of our responses, or have further questions, please do not hesitate to call the undersigned at +33.1.56.59.38.72.

Sincerely,

/s/ Linda A. Hesse
Linda A. Hesse

Cc:	Mr. Kyle Moffatt
Mr. Dean Suehiro
Mr. Jay Knight
Securities and Exchange Commission

Mr. Ronald D. Black
Ms. Chantal Bourgeat
Mr. Pierre Cosnier
Wavecom S.A.